EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2007	2008	2009	2010	2011
EARNINGS
Income Before Income Taxes	$195,613	$166,801	$201,263	$210,898	$252,618
Fixed Charges (as below)	178,067	225,573	215,640	217,500	217,280
Total Earnings	$373,680	$392,374	$416,903	$428,398	$469,898

FIXED CHARGES
Interest Expense	$165,405	$209,733	$202,426	$207,649	$204,623
Credit for Allowance for Borrowed Funds Used During Construction	6,962	9,040	6,014	2,251	6,257
Estimated Interest Element in Lease Rentals	5,700	6,800	7,200	7,600	6,400
Total Fixed Charges	$178,067	$225,573	$215,640	$217,500	$217,280

Ratio of Earnings to Fixed Charges	2.09	1.73	1.93	1.96	2.16